04054174

PT Multimedia

December 29, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

RECD S.E.C.
DEC 2 9 2004
1086

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company restructuring its balance sheet and the launch of an up to 10% share buy-back and a stock split.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL

Multimedia

RELEASE

PT Multimedia Restructures its Balance Sheet and Announces the Intention of Launching a 10% Share Buyback and a Stock Split

Lisbon, Portugal, 28 December 2004 – PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PTM" or "the Company") announces today the restructuring of its balance sheet and the intention of launching a share buyback in 2005 for up to 10% of its outstanding capital. Upon completion of the share buyback it is also PTM's intention to execute a 1-for-2 stock split.

The Share Buyback

PTM has a sub-optimal capital structure which can be improved by executing a one-off shareholder remuneration while retaining flexibility to continue to invest in the expansion of the network, the acceleration of the set-top-boxes digitalisation programme and the improvement of content and digital services.

The share buyback structure chosen by the company consists in offering 1 put warrant for each share held by its shareholders. With 10 warrants each shareholder will be able to sell 1 PTM share at a strike price of Euro 21.5 per share. This strike price represents an approximate 20% premium over the weighted average closing price of the PTM share on the Euronext Lisbon in the last 30 trading days prior to announcement.

Alternatively, for the shareholders not wishing to dispose of their shares, the warrants will be listed and freely tradable for two weeks in the Euronext Lisbon, with the liquidity being assured by financial institutions contracted by PTM to act as market-makers for such warrants.

This structure for the share buyback provides PTM shareholders with an option to either sell part of their shares at a premium to the current market price or alternatively crystallize a potential gain by selling the warrants in the market without having to dispose part of their portfolio. Should shareholders wish to take the latter option, the share buyback may not affect the liquidity of PTM shares in the market.

Balance Sheet Restructuring

PTM also announces an increase of Euro 169 million in distributable reserves as a result of a net extraordinary result of Euro 40 million to be recorded in the 2004 fiscal year and an increase of Euro 129 million in distributable reserves derived from a corporate restructuring to be undertaken by year-end.

The net extraordinary result of Euro 40 million is composed of a recognition of a deferred tax of approximately Euro 100 million related to the liquidation of Lusomundo SGPS, a provision related to the dismantling of the analogue Premium channels offer which is expected to have an after-tax negative impact of Euro 20 million, and a provision of approximately 40 million to cover any potential impairment regarding in the audiovisual business.

The corporate restructuring comprises the transfer of TV Cabo Portugal and PT Conteúdos to an existing sub-holding, fully owned by PTM, in order to give legal form to the Company's Pay-TV business. This operation will allow a restructuring of PTM's shareholders' equity creating additional distributable reserves of Euro 129 million.

Stock Split

Upon completion of the share buyback and subject to shareholder approval PTM will initiate a process of a stock split, whereby each shareholder will receive an additional share for each share held. The nominal value of each share will be reduced from Euro 0.50 per share to Euro 0.25, and the number of shares will increase from 156.9 million to 313.8 million. Consequently, as a result of the stock split, the proposed Dividend Per Share related to the financial year of 2004 will be altered from at least Euro 0.40 to at least Euro 0.20.

Timing

Subject to market conditions, PTM's financial condition and shareholder approval the warrants are expected to be issued to PTM shareholders post next Annual General Meeting to be held in the last week of March 2005. The issuance of the warrants is also subject to the approval of the documentation by the CMVM, which will be submitted for review as soon as practicable.

The stock split will only be completed post Annual General Meeting approval and after the required changes in the Articles of Incorporation. The company expects the conversion of the nominal value to be concluded until the end of April.

U.S. Restrictions

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States. Accordingly, the put warrants will not be issued into the United States and may not be exercised from within the United States or sold or transferred in the United States.

This press release is for release outside the United States only and may not be distributed in the United States. This press release is not an offer of securities for sale or a solicitation to tender securities in the United States. The put warrants may not be offered or sold in the United States absent registration or an exemption from registration. The put warrants have not been and are not being registered under the U.S. Securities Act and neither PT Multimedia nor any other person intends to make a public offer of securities of PT Multimedia in the United States.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from,the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.